EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES
RE COMPUTATION OF PER SHARE EARNINGS

	YEARS ENDED DECEMBER 31,
	2001	Restated 2002	2003
Shares of common stock outstanding for the entire period	16,546,190	19,634,016	19,717,544

Issuance of 60,549, 74,661 and 70,467 shares of common stock to the company’s defined contribution plan in 2001, 2002 and 2003, respectively	29,320	36,030	44,840

Issuance of 27,550, 250 and 19,200 shares of common stock upon exercise of options in 2001, 2002 and 2003, respectively	24,134	239	8,402

Issuance of 8,617 and 18,060 shares of common stock to employee stock purchase plan in 2002 and 2003, respectively	—	5,598	12,441

Issuance of 3,000,000 shares of common stock	1,586,301	—	—

Weighted average shares of common stock outstanding	18,185,945	19,675,883	19,783,227

Dilutive effect of options expected to be exercised under the treasury stock method using the weighted average market price of the Company’s shares of common stock	—	—	—
Total dilutive weighted average shares of common stock for the period	18,185,945	19,675,883	19,783,227

Loss from continuing operations before cumulative effect of accounting change	$(65,195,516)	$(38,561,988)	$(51,307,702)

Discontinued operations:
Income from discontinued operations, net of taxes (including gain on sale of station of $151.2 million in 2002)	1,580,661	155,012,876	2,190,335
(Loss) income before cumulative effect of accounting change	(63,614,855)	116,450,888	(49,117,367)
Cumulative effect of accounting change, net of taxes	—	(184,904,433)	—
Net loss	$(63,614,855)	$(68,453,545)	$(49,117,367)

Basic and diluted loss per common share:
Loss from continuing operations	$(3.59)	$(1.96)	$(2.59)
Income from discontinued operations, net	0.09	7.88	0.11
Cumulative effect of accounting change, net	—	(9.40)	—
Net loss per common share basic and diluted	$(3.50)	$(3.48)	$(2.48)